United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 19, 2019

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

CHANGES TO SENIOR MANAGEMENT

Coca-Cola European Partners plc (CCEP) announces that Ron Lewis will depart as Chief Supply Chain Officer at the end of August to take up a new role with Ball Corporation as President, Beverage Packaging Europe. A further announcement about Ron’s successor will be made in due course.

Ron has made a significant impact on many parts of the Coca-Cola system since he joined in 2001. He has held several executive global and European supply chain and procurement roles, as well as commercial leadership roles in the United States.

Damian Gammell, CEO said, “I would like to thank Ron for his leadership at Coca-Cola European Partners, where he has helped establish a strong supply chain organisation since our company was formed three years ago. Ron’s legacy will be felt across the Coca-Cola system through his development of people and passion for creating a sustainable business and supply chain.”

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling and distributing an extensive range of non-alcoholic ready-to-drink beverages and is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: July 19, 2019	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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